                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 33-54183

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 20, 1996

LOGO

                                  $150,000,000

                             THE HERTZ CORPORATION

                    6.30% SENIOR NOTES DUE NOVEMBER 15, 2006
                            ------------------------

     Interest on the Notes is payable on May 15 and November 15 of each year, commencing May 15, 1997. The Notes are not subject to redemption by the Corporation prior to maturity unless $10,000,000 or less of aggregate principal amount of the Notes are outstanding. The Notes will not be subject to any sinking fund. The holder of each Note may elect to have that Note, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on November 15, 2002 at 100% of the principal amount thereof, together with accrued interest to November 15, 2002. See "Description of Notes -- Optional Repayment" and " -- Redemption by the Corporation".

     The Notes will be represented by a Global Note (as defined herein) registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                        INITIAL PUBLIC      UNDERWRITING        PROCEEDS TO
                                       OFFERING PRICE(1)     DISCOUNT(2)     CORPORATION(1)(3)
                                      ---------------------------------------------------------
Per Note..............................       99.647%           0.500%             99.147%
Total.................................    $149,470,500        $750,000         $148,720,500

---------------

(1) Plus accrued interest, if any, from November 25, 1996.
(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting expenses payable by the Corporation.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of the Depository in New York, New York, on or about November 25, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                          PRUDENTIAL SECURITIES INCORPORATED
                            ------------------------

          The date of this Prospectus Supplement is November 20, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                              DESCRIPTION OF NOTES
GENERAL

     The 6.30% Senior Notes due November 15, 2006 (the "Notes") are to be issued as a series of Senior Debt Securities under the Indenture, dated as of December 1, 1994 (the "Indenture") between The Hertz Corporation (the "Corporation") and First Union National Bank (formerly First Fidelity Bank, National Association), as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus.

     The Notes will bear interest at an annual rate of 6.30%. Interest on the Notes will accrue from November 25, 1996 and will be payable semiannually on each May 15 and November 15, commencing May 15, 1997, to the persons in whose names the Notes are registered on the May 1 and November 1 next preceding such May 15 and November 15, respectively. Principal and interest payable with respect to certificated Notes, if any, will be payable at an office to be maintained by the Corporation in The City of New York, except that, at the option of the Corporation, interest payable with respect to such certificated Notes may be paid by check mailed to the person entitled thereto.

     The Notes are not entitled to any sinking fund. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

     The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a secondary market for the Notes.

OPTIONAL REPAYMENT

     The Notes may be repaid on November 15, 2002, at the option of the registered holders of the Notes, at 100% of their principal amount, together with the accrued interest to November 15, 2002. In order for a holder to exercise this option, the Corporation must receive at the office of the Trustee at 230 South Tryon Street, Charlotte, North Carolina 28288 (or at such other address of which the Corporation shall from time to time notify the registered holders of the Notes), not earlier than October 16, 2002 nor later than October 31, 2002, the Notes with the form entitled "Option to Elect Repayment" on the reverse of the Notes duly completed. Any such notice received by the Corporation during such period shall be irrevocable. See "Book-Entry". The repayment option may be exercised by a holder of Notes for less than the entire principal amount of the Notes held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Notes for repayment will be determined by the Corporation, whose determination will be final and binding.

     Failure by the Corporation to repay the Notes when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

     As long as the Notes are represented by a global security, The Depository Trust Company (the "Depository") or the Depository's nominee will be the registered holder of the Notes and therefore will be the only entity that can exercise a right to repayment. See "Book-Entry."

REDEMPTION BY THE CORPORATION

     The Notes are not redeemable by the Corporation prior to maturity unless $10,000,000 or less of aggregate principal amount of the Notes are outstanding, in which case the Notes are redeemable at the option of the Corporation at any time on or after November 15, 2002, in whole but not in part, on at least 30 days and not more than 60 days prior notice at a redemption price of 100% of the principal amount thereof plus accrued interest thereon to the date of redemption.

BOOK-ENTRY

     Upon issuance, all Notes will be represented by one or more fully registered global securities.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                       PRINCIPAL AMOUNT
                               UNDERWRITER                                 OF NOTES
        Goldman, Sachs & Co.......................................      $  125,000,000
        Prudential Securities Incorporated........................          25,000,000
                                                                       ----------------
           Total..................................................      $  150,000,000
                                                                         =============

     Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.30% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking transactions with the Corporation and its affiliates.

PROSPECTUS

                                                                            LOGO

                             THE HERTZ CORPORATION

                                DEBT SECURITIES

                            ------------------------

     The Hertz Corporation (the "Corporation") may offer from time to time in one or more series its unsecured debt securities (the "Debt Securities"), which may be senior (the "Senior Debt Securities"), senior subordinated (the "Senior Subordinated Debt Securities") or junior subordinated (the "Junior Subordinated Debt Securities") in priority of payment. The aggregate offering price of Debt Securities offered hereby will not exceed $550,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus.

     The Debt Securities may be denominated in and sold for U.S. dollars, foreign currency or ECU, and principal of and any interest on the Debt Securities may likewise be payable in U.S. dollars, foreign currency or ECU. The currency for which the Debt Securities may be purchased and the currency in which principal of and any interest on the Debt Securities may be payable will be specifically designated by the Corporation. The specific designation, priority of payment, aggregate principal amount, authorized denominations, maturity, rate or method of calculation and time of payment of any interest, purchase price, any redemption terms, other special terms, and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered, and the net proceeds to the Corporation from the sale thereof, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Debt Securities will be sold directly or through agents designated from time to time or through underwriters or dealers or a group of underwriters. If agents of the Corporation or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts shall be set forth in the Prospectus Supplement with respect to such Debt Securities.

November 20, 1996

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation. Copies of such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Corporation's Annual Report on Form 10-K for the year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and the Current Report on Form 8-K dated January 30, 1996 are hereby incorporated by reference into this Prospectus.

     All documents subsequently filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Corporation will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to The Hertz Corporation, Attention: Investor Relations, at its mailing address or its telephone number.

     The mailing address of the Corporation's principal executive office is 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713 and its telephone number is
(201) 307-2000.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF ANY PROSPECTUS SUPPLEMENT.

                                THE CORPORATION

     The Corporation and its subsidiaries ("Hertz"), affiliates and independent licensees are engaged principally in the business of renting automobiles and renting and leasing trucks, without drivers, to customers in the United States and in approximately 150 foreign countries. Collectively, they operate what the Corporation believes is the largest rent a car business in the world and one of the largest one-way truck rental businesses in the United States. In addition, through its wholly-owned subsidiary, Hertz Equipment Rental Corporation ("HERC"), the Corporation operates what it believes to be the largest rental, lease and sale of construction and materials handling equipment business in the United States. Other activities of Hertz include the sale of its used vehicles; the leasing of automobiles in Australia and New Zealand and in Europe through an affiliate; and providing claim management and telecommunication services in the United States.

     The Corporation, which was incorporated in Delaware in 1967, is a successor to corporations which were engaged in the automobile and truck leasing and rental business since 1924. UAL Corporation ("UAL") (formerly Allegis Corporation) purchased all of the Corporation's outstanding capital stock from RCA Corporation ("RCA") on August 30, 1985. Park Ridge Corporation ("Park Ridge") purchased all of the Corporation's outstanding capital stock from UAL on December 30, 1987. On July 19, 1993, Park Ridge (which had no material assets other than the Corporation) was merged with and into the Corporation, with the prior stockholders of Park Ridge becoming the stockholders of the Corporation. In March 1994, Ford Motor Company ("Ford") acquired the Corporation's common stock owned by Commerzbank Aktiengesellschaft. On April 29, 1994, Ford purchased all of the common stock of the Corporation owned by Park Ridge Limited Partnership. The Corporation then redeemed the preferred and common stock of the Corporation owned by AB Volvo, borrowing the funds to pay for the redemption. In addition, a subordinated promissory note of the Corporation held by Ford Motor Credit Company ("FMCC") was exchanged for an equivalent amount of preferred stock of the Corporation.

     Currently, 100% of the outstanding common stock of the Corporation is owned by Ford and 100% of the outstanding preferred stock of the Corporation is owned by FMCC. The Debt Securities will not be obligations of, or guaranteed by, either stockholder of the Corporation. The terms of the Corporation's debt agreements limit the payment of cash dividends. At September 30, 1996, approximately $248 million of consolidated shareholders' equity was free of such limitations.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities will be added to the general funds of the Corporation. It is anticipated that the proceeds will be used for general corporate purposes and to reduce short-term borrowings. The Corporation expects to issue additional long-term and short-term debt, and the proportionate amounts of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

                   SELECTED FINANCIAL DATA OF THE CORPORATION
                            (IN MILLIONS OF DOLLARS)

     The following table presents selected consolidated financial information of the Corporation, which is unaudited for the nine months ended September 30, 1996 and 1995, and which is extracted from the audited financial statements for the years ended December 31, 1995, 1994, 1993, 1992 and 1991. The operating results for the nine months ended September 30, 1996 and 1995 include all adjustments (consisting only of normal recurring adjustments) that the Corporation considers necessary for a fair presentation of the results for such interim periods. The interim results are not necessarily an indication of the results for the full year. The information in the table and notes thereto should be read in conjunction with the financial statements and the related notes thereto contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

                                     Nine Months
                                        Ended
                                    September 30,                           Years Ended December 31,
                                 --------------------      -----------------------------------------------------------
                                  1996         1995         1995         1994         1993         1992         1991
                                 -------      -------      -------      -------      -------      -------      -------
                                     (Unaudited)
REVENUES......................   $ 2,775      $ 2,584      $ 3,401      $ 3,294      $ 2,855      $ 2,816      $ 2,626(b)
                                 -------      -------      -------      -------      -------      -------      -------
EXPENSES:
  Direct operating............     1,347        1,294        1,725        1,766        1,647        1,627        1,486
  Depreciation of revenue
    earning equipment.........     660(a)         611(a)       804(a)       703(a)       524(a)       497(b)       493(b)
  Selling, general and
    administrative............       321          301          393          385          336          353          339
  Interest, net of interest
    income of $8, $13, $17,
    $7, $11, $4 and $10.......       224          235          307          277          246          307          304
                                 -------      -------      -------      -------      -------      -------      -------
                                   2,552        2,441        3,229        3,131        2,753        2,784        2,622
                                 -------      -------      -------      -------      -------      -------      -------
INCOME BEFORE INCOME TAXES....       223          143          172          163          102           32            4(b)
PROVISION (BENEFIT) FOR TAXES
  ON INCOME...................       100           59           67           72           49(a)        22(b)        (1)(b)
                                 -------      -------      -------      -------      -------      -------      -------
INCOME BEFORE CUMULATIVE
  EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLES.......       123           84          105           91           53           10            5
CUMULATIVE EFFECT ON PRIOR
  YEARS OF CHANGES IN METHOD
  OF ACCOUNTING FOR --
  Postretirement
    Benefits (c)..............     --           --           --           --           --              (4)       --
  Vehicle Warranties (d)......     --           --           --           --           --           --              (4)
                                 -------      -------      -------      -------      -------      -------      -------
NET INCOME....................   $   123      $    84      $   105      $    91      $    53      $     6      $     1
                                  ======       ======       ======       ======       ======       ======       ======
Ratio of Earnings to Fixed
  Charges (e).................       1.8          1.5          1.4          1.4          1.3          1.1          1.0
Balance Sheet Data at End of
  Period:
  Total Assets................   $ 7,891      $ 7,219      $ 6,657      $ 6,521      $ 4,688      $ 4,222      $ 4,294
  Total Debt..................     5,234        4,824        4,297        4,414        2,940        2,550        2,702
  Shareholders' Equity........       950          843          836          736          617          580          599
  Ratio of Total Debt to
    Shareholders' Equity......       5.5          5.7          5.1          6.0          4.8          4.4          4.5

---------------
(a) Depreciation of revenue earning equipment for the nine months ended September 30, 1996 and 1995 includes net credits of $5.7 million and net charges of $10.7 million, respectively. This improvement was primarily due to higher net proceeds received in 1996 on disposal of revenue earning equipment in excess of book value due to improved market conditions.

     Effective July 1, 1994, certain lives being used to compute the provision for depreciation of revenue earning equipment were increased to reflect changes in the estimated residual values to be realized when the equipment is sold. As a result of this change, depreciation of revenue earning equipment for the year 1995 and the year 1994 were decreased by $12.0 million and $9.6 million, respectively. Depreciation of revenue earning equipment for the year 1993 includes net credits of $28.1 million as compared to net credits of $16.9 million in 1992, primarily attributable to higher proceeds received in 1993 on disposal of the equipment. The tax provision for the year 1993 includes a $1.1 million charge relating to the increase in net deferred tax liabilities as of January 1, 1993 due to changes in the tax laws enacted in August 1993, and a $2.0 million credit resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax sharing arrangements between the Corporation and its former parent companies, UAL and RCA.

     Effective January 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which did not have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

(b) Depreciation of revenue earning equipment for the year 1992 includes net credits of $16.9 million as compared to net charges of $5.4 million in 1991, primarily attributable to higher proceeds received in 1992 on disposal of the equipment and the elimination of losses incurred in 1991 due to the increase in 1992 of "non-risk" vehicles acquired which are returned to the vehicle manufacturers at pre-established prices.

     The tax provision includes credits of $9.8 million and $16.7 million for the years 1992 and 1991, respectively, resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax sharing arrangements between the Corporation and its former parent companies, UAL and RCA, and the reversal of tax accruals no longer required and benefits realized relating to certain foreign operations. The tax provision for the year 1991 also includes benefits of $5.5 million related to the close down and sale of certain unprofitable foreign operations.

     The operations for the year 1991 were adversely affected by the decrease in travel due to the war in the Persian Gulf, a slowdown in the economy, and a $20 million provision made to close down certain unprofitable foreign operations and depreciation adjustments made to residual values of certain vehicles. These unfavorable events were partly offset by net credits of $8.9 million relating to the sale and disposition of certain properties.

(c) Effective January 1, 1992, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions ("FAS No. 106"), which requires that postretirement health care and other non-pension benefits be accrued during the years the employee renders the necessary service. Prior to 1992, the Corporation accrued for such benefits on a pay-as-you-go basis. As of January 1, 1992, the Corporation recorded a cumulative decrease in net income of $4.3 million (net of $2.7 million tax benefit) as a result of implementing FAS No. 106.

(d) Effective January 1, 1991, the Corporation adopted the provisions of FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts ("FAS No. 90-1"), which requires that proceeds received from warranty contracts should be deferred and recognized in income on a straight line basis over the contract period, and costs of services performed under the contract should be charged to expense as incurred. Prior to 1991, when vehicles were sold under an extended warranty contract, the proceeds received by the Corporation under such contract, net of estimated costs to be incurred in fulfilling obligations under those contracts, were recorded in income when the sale occurred. As of January 1, 1991, the Corporation recorded a cumulative decrease in net income of $3.5 million (net of $2.2 million tax benefit) as a result of implementing FAS No. 90-1.

(e) Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes. Fixed charges include interest charges (including capitalized interest) and the portion of rentals estimated to represent the interest factor.

                             CERTAIN RELATIONSHIPS

     Hertz is a party to a cooperative advertising agreement with Ford (see Note 1 to the "Notes to Consolidated Financial Statements" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995). Hertz' domestic revenue earning vehicles at December 31, 1995 include approximately 65% Ford products, which are acquired from dealers who are independent from Ford. The percentage of Ford products acquired by Hertz is expected to continue at approximately this level in the future, pursuant to a long-term supply contract between the Corporation and Ford. Hertz purchases the vehicles from Ford dealers at competitive prices.

     On June 8, 1994, the Corporation and Ford entered into a revolving loan agreement under which Hertz may borrow from Ford from time to time in amounts of up to $250 million outstanding at any one time. Obligations of the Corporation under the agreement would rank pari passu with the Corporation's Senior Debt Securities. This agreement by its terms expires on June 30, 1999, on which date any amounts then outstanding thereunder are required to be repaid. In addition, at September 30, 1996, the Corporation had $268.9 million of outstanding loans from Ford.

     Effective January 1, 1995, the Corporation sold its European car leasing and car dealership operations to Hertz Leasing International, Inc. ("HLI"), at an amount equal to their book value of approximately $61 million. HLI is wholly owned by Ford. In addition, except for Australia and New Zealand, Ford has received the worldwide rights (subject to certain existing license rights) to use and sublicense others to use the "Hertz" name in the conduct of motor vehicle leasing businesses, and has agreed to pay the Corporation a license fee payable over five years. In this regard, $9.3 million was received for each of the years 1995 and 1996. The unaudited total assets as of December 31, 1994 and unaudited total revenues and net income for the year ended December 31, 1994 of the Corporation's European car leasing and car dealership operations were (in millions) $482, $295 and $6, respectively. The Corporation believes that this transaction will not have a material effect on its financial position or future operations.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities are to be issued under an indenture, dated as of December 1, 1994 (the "Senior Indenture"), between the Corporation and First Union National Bank (formerly First Fidelity Bank, National Association), as Trustee (the "Senior Trustee"). The Senior Subordinated Debt Securities are to be issued under an indenture, dated as of June 1, 1989 (the "Senior Subordinated Indenture"), between the Corporation and The Bank of New York, as Trustee (the "Senior Subordinated Trustee"). The Junior Subordinated Debt Securities are to be issued under an indenture, dated as of July 1, 1993 (the "Junior Subordinated Indenture"), between the Corporation and Citibank, N.A., as trustee (the "Junior Subordinated Trustee"). The Senior Subordinated Indenture and the Junior Subordinated Indenture are referred to herein collectively as the "Subordinated Indentures," the Senior Subordinated Securities and the Junior Subordinated Securities are referred to herein collectively as the "Subordinated Securities," and the Senior Subordinated Trustee and the Junior Subordinated Trustee are referred to herein collectively as the "Subordinated Trustees."

     A copy of the Senior Indenture, the Senior Subordinated Indenture and the Junior Subordinated Indenture are exhibits to the Registration Statement of which this Prospectus forms a part. The Senior Indenture, the Senior Subordinated Indenture and the Junior Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee, the Senior Subordinated Trustee and the Junior Subordinated Trustee are sometimes referred to collectively as the "Trustees."

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to and are qualified in their entirety by reference to all the provisions of the Indentures, including the definitions therein of certain terms. References to Sections are applicable to each Indenture, except (i) references to sections included under the caption "Subordination of Senior Subordinated Debt Securities" are applicable to the Senior Subordinated Indenture only, (ii) references to sections included under the caption "Subordination of Junior Subordinated Debt Securities" are applicable to the Junior Subordinated Indenture only, (iii) references to sections included under the caption "Certain Cove-nants -- Dividend Restrictions and Limitations on Certain Loans and Advances" are applicable to the Subordinated Indentures only, and (iv) as otherwise expressly provided. The following sets forth certain general terms and provisions of the Senior Debt Securities, the Senior Subordinated Debt Securities and the Junior Subordinated Debt Securities (together the "Debt Securities") offered hereby. Further terms of the Debt Securities shall be set forth in applicable Prospectus Supplements.

GENERAL

     The Debt Securities to be offered by this Prospectus are limited to $550,000,000 in aggregate principal amount. However, the Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that additional securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. (Section
301)

     While the covenants contained in each Indenture may provide limited protection to debt holders in the event of a highly leveraged transaction involving the Corporation, the Indentures do not prohibit the incurrence of additional Senior, Senior Subordinated or Junior Subordinated Debt. Subject to certain exceptions described below under "Limitations on Secured Debt," outstanding Debt Securities and other qualified indebtedness shall be secured equally and ratably (subject, however, to applicable priorities of payment) with any additional Secured Debt incurred by the Corporation. (Section 1004) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will not have the benefit of any covenant requiring redemption or repurchase of the Debt Securities by the Corporation, or adjustment to any terms of the Debt Securities, upon any change in control or recapitalization of the Corporation.

     Reference is made to the applicable Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the designation and any limitation on the aggregate principal amount of the series;
(ii) whether the securities are Senior Debt Securities, Senior Subordinated Debt Securities, or Junior Subordinated Debt Securities; (iii) the currency or currencies for which Debt Securities may be purchased and currency or currencies in which principal and any interest may be payable; (iv) if the currency for which Debt Securities may be purchased or in which principal and any interest may be payable is at the purchaser's election, the manner in which such an election may be made; (v) the percentage of principal amount at which the series will be issued; (vi) the date or dates on which the principal of the series will be payable; (vii) the rate or rates per annum, if any, at which the series will bear interest or the method of calculation thereof; (viii) the date or dates from which any interest will accrue and the times at which any interest will be payable; (ix) the place or places where the principal and interest, if any, on Debt Securities of the series shall be payable; (x) the terms, if any, on which Debt Securities of the series may be redeemed at the option of the Corporation;
(xi) the obligation, if any, of the Corporation to redeem, purchase or repay Debt Securities of the series; (xii) the minimum denomination in which Debt Securities of the series will be issued; (xiii) if other than the principal amount, the portion of the principal amount of the Debt Securities of the series that will be payable upon a declaration of acceleration of the maturity thereof;
(xiv) whether the Debt Securities of the series may be issuable in the form of one or more global securities; and (xv) any other special terms.

     Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the applicable Prospectus Supplement relating thereto.

     The Debt Securities will be issued only in registered form without coupons and will be unsecured obligations of the Corporation. The Senior Debt Securities will rank on a parity with other senior debt securities of the Corporation. The Senior Subordinated Debt Securities will rank on a parity with other senior subordinated debt securities and be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the Senior Subordinated Indenture) of the Corporation, as described below under "Subordination of Senior Subordinated Debt Securities." The Junior Subordinated Debt

Securities will rank on a parity with other junior subordinated debt securities and be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the Junior Subordinated Indenture) of the Corporation (which term, when used in connection with Junior Subordinated Debt Securities, includes Senior Debt Securities and Senior Subordinated Debt Securities), as described under "Subordination of Junior Subordinated Debt Securities."

     Unless otherwise provided in the applicable Prospectus Supplement relating to a particular series of Debt Securities being offered thereby, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Corporation in such place or places described in the applicable Prospectus Supplement, which place is currently contemplated to be in The City of New York, except that, at the option of the Corporation, interest may be paid by check mailed to the person entitled thereto. The Debt Securities may be presented to the corporate trust office of the applicable Trustee for registration of transfer or exchange. Senior Debt Securities of any series subject to repayment prior to their stated maturity at the option of the Holder thereof may be so repaid by submitting the appropriate form to the place of payment specified in the terms of such debt security and as provided in the applicable Prospectus Supplement. Debt Securities of a particular series may be exchanged for a like aggregate amount of Debt Securities of such series of other authorized denominations without service charge, except for any tax or other governmental charge that may be imposed. (Sections 301, 302, 305 and 1002)

BOOK-ENTRY

     If so indicated in the applicable Prospectus Supplement, upon issuance, all Debt Securities will be represented by one or more fully registered global securities (the "Global Notes"). In any such case, the Depository Trust Company (the "Depository"), New York, New York, will act as securities depository for such issue of Debt Securities. Any such Debt Securities will be issued as fully-registered Global Notes registered in the name of Cede & Co. (the Depository's partnership nominee). One fully-registered Global Note will be issued for each such issue of Debt Securities, in the aggregate principal amount of such issue, and will be deposited with the Depository; provided, however, that if the aggregate principal amount of any such issue exceeds $200 million, one Global Note will be issued with respect to each $200 million of principal amount and an additional Global Note will be issued with respect to any remaining principal amount of such issue.

     The Depository has advised the Corporation as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks trust companies, clearing corporations, and certain other organizations. The Depository is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depository and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Debt Securities represented by one or more Global Notes under the Depository's book-entry system must be made by or through Participants, which will receive a credit for such Debt Securities on the Depository's records. The ownership interest of each actual purchaser of each Debt Security (a "Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchases, but each Beneficial Owner is expected to receive written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Participant or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in such Debt Securities will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in any Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, all Debt Securities represented by one or more Global Notes deposited by Participants with the Depository will be registered in the name of the Depository partnership nominee, Cede & Co. The deposit of one or more Global Notes with the Depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository will have no knowledge of the actual Beneficial Owners of any Debt Securities represented by Global Notes; the Depository records will reflect only the identity of the Participants to whose accounts the Debt Securities represented by such Global Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depository to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither the Depository nor Cede & Co. will consent or vote with respect to any Debt Securities represented by one or more Global Notes.

     Principal and interest payments on the Debt Securities represented by one or more Global Notes will be made to the Depository. The Depository's practice is to credit Participants' accounts on payable date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depository, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depository will be the responsibility of the Corporation, disbursement of such payments to Participants shall be the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants.

     The Depository may discontinue providing its services as securities depository with respect to any issue of Debt Securities represented by one or more Global Notes at any time by giving reasonable notice to the Corporation. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates representing Debt Securities will be required to be printed and delivered. The Corporation may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In such event definitive certificates representing Debt Securities will be printed and delivered.

     The information in this section concerning the Depository's book-entry system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities is expressly subordinated in right of payment, as set forth in the Senior Subordinated Indenture, to payment when due of all Senior Indebtedness of the Corporation, as such term is defined with respect to the Senior Subordinated Debt Securities. (Section 1401) "Senior Indebtedness" is used under this caption "Subordination of Senior Subordinated Debt Securities" as defined in the Senior Subordinated Indenture. "Senior Indebtedness" is defined in the Senior Subordinated Indenture as (a) outstanding indebtedness of the Corporation listed on Schedule A to the Senior Subordinated Indenture, (b) any promissory notes (other than any referred to in the foregoing clause (a)) issued by the Corporation pursuant to any agreement between the Corporation and any bank or banks and any commercial paper issued by the Corporation, (c) all indebtedness incurred by the Corporation after the date of the Senior

Subordinated Indenture for money borrowed which is, in the discretion of the Corporation, specifically designated by the Corporation as superior to subordinated debt (senior debt) of the Corporation in the instruments evidencing said indebtedness at the time of the issuance thereof, (d) all indebtedness previously incurred by the Corporation outstanding at the date of the Senior Subordinated Indenture for money borrowed which is, in the discretion of the Corporation, specifically designated by the Corporation as Senior Indebtedness for the purposes of the Senior Subordinated Indenture at the date of the Senior Subordinated Indenture (all of such indebtedness is set forth on Schedule B attached to the Senior Subordinated Indenture), (e) indebtedness of the Corporation for money borrowed from or guaranteed to persons, firms or corporations which engage in lending money, including, without limitation, banks, trust companies, insurance companies and other financing institutions and charitable trusts, pension trusts and other investing organizations, evidenced by notes or similar obligations, unless such indebtedness shall, in the instrument evidencing the same, be specifically designated as not being superior to the Senior Subordinated Debt Securities and (f) any amendments, modifications, supplements, deferrals, renewals or extensions of any such Senior Indebtedness. Senior Indebtedness will not include, and the Senior Subordinated Debt Securities will rank pari passu in right of payment to, the Corporation's 10 1/8% Senior Subordinated Notes due March 1, 1997 and 9 1/2% Senior Subordinated Notes due May 15, 1998. (Section 101)

     No payment on account of principal, premium, if any, sinking fund, or interest on the Senior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Senior Subordinated Debt Securities, unless full payment of amounts then due for principal, premium, if any, sinking fund, and interest on Senior Indebtedness has been made or duly provided for in money or money's worth. No payment by the Corporation on account of principal, premium, if any, sinking fund, or interest on the Senior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Senior Subordinated Debt Securities, if, at the time of such payment or application or immediately after giving effect thereto, (i) there exists under the Senior Indebtedness referred to in clause (a) of the immediately preceding paragraph or any agreement pursuant to which any such Senior Indebtedness is issued any default or any condition, event or act, which with notice or lapse of time, or both, would constitute a default or (ii) there exists under any other Senior Indebtedness or any agreement pursuant to which such other Senior Indebtedness is issued any event of default permitting the holders of such other Senior Indebtedness (or a trustee on behalf of such holders) to accelerate the maturity thereof; provided, however, that in the case of such an event of default (other than in payment of such other Senior Indebtedness when due) the foregoing provisions of this clause (ii) will not prevent any such payment or application for a period longer than 90 days after the date on which the holders of such Senior Indebtedness (or such trustee) shall have first obtained written notice of such event of default from the Corporation or the holder of any Senior Subordinated Debt Securities, if the maturity of such other Senior Indebtedness is not so accelerated within such 90 day period. (Section 1402)

     Subject to the foregoing, if there shall have occurred any Event of Default on the Senior Subordinated Debt Securities as described below under "Events of Default and Notice Thereof," other than with respect to certain events of bankruptcy, insolvency or reorganization, then unless and until either such Event of Default shall have been cured or waived or shall have ceased to exist or the principal of, premium, if any, and interest on all Senior Indebtedness shall have been paid in full in money or money's worth, no payment shall be made by the Corporation on account of the principal of, premium, if any, or interest on the Senior Subordinated Debt Securities or on account of the purchase or other acquisition of Senior Subordinated Debt Securities, except (a) payments at the expressed maturity of the Senior Subordinated Debt Securities (subject to the next paragraph), (b) current interest payments as provided in the Senior Subordinated Debt Securities, (c) payments for the purpose of curing any such Event of Default, and (d) payments pursuant to the required sinking fund for the Senior Subordinated Debt Securities. (Section 1402)

     Upon any payment or distribution of assets of the Corporation to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Corporation or similar proceeding relating to the Corporation or its property, whether voluntary or involuntary and whether or not the Corporation is a party thereto, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due upon all Senior Indebtedness must be paid in full before the holders of the Senior Subordinated Debt Securities are entitled to receive or retain any assets so paid or distributed. Subject to the payment in full of all Senior Indebtedness, the holders of the Senior Subordinated Debt Securities are to be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation or other payments applicable to Senior Indebtedness to the extent of the application to Senior Indebtedness of moneys or other assets which would have been received by the holders of the Senior Subordinated Debt Securities but for the subordination provisions contained in the Senior Subordinated Indenture until the Senior Subordinated Debt Securities are paid in full. (Sections 1403 and 1405)

     The Corporation expects to issue from time to time additional indebtedness constituting Senior Indebtedness and senior subordinated debt (see "Use of Proceeds"). None of the Indentures prohibits or limits the incurrence of additional Senior Indebtedness.

     By reason of the subordination provisions contained in the Senior Subordinated Indenture, in the event of insolvency, creditors of the Corporation who are holders of Senior Indebtedness, as well as certain general creditors of the Corporation, may recover more, ratably, than the holders of the Senior Subordinated Debt Securities.

SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on the Junior Subordinated Debt Securities is expressly subordinated in right of payment, as set forth in the Junior Subordinated Indenture, to payment when due of all Senior Indebtedness of the Corporation, as such term is defined with respect to the Junior Subordinated Debt Securities. (Section 1401) "Senior Indebtedness" is defined in the Junior Subordinated Indenture as (a) any promissory notes issued by the Corporation pursuant to any agreement between the Corporation and any bank or banks and any commercial paper issued by the Corporation, (b) all existing and future indebtedness for borrowed money of the Corporation (including guarantees by the Corporation of indebtedness for borrowed money of others), (c) all obligations of the Corporation specified on Schedule A to the Junior Subordinated Indenture, (d) indebtedness of the Corporation for money borrowed from or guaranteed to persons, firms or corporations which engage in lending money, including, without limitation, banks, trust companies, insurance companies and other financing institutions and charitable trusts, pension trusts and other investing organizations, evidenced by notes or similar obligations, unless such indebtedness shall, in the instrument evidencing the same, be specifically designated as not being superior to the Junior Subordinated Debt Securities of any series, (e) all other existing and future obligations of the Corporation (including but not limited to (x) obligations under interest rate and currency swaps, caps, collars, options and similar arrangements and (y) guarantees by the Corporation of obligations of others) that are designated in the instruments evidencing said obligations as being superior in right of payment to the Junior Subordinated Debt Securities, and (f) any amendments, modifications, supplements, deferrals, renewals or extensions of any such Senior Indebtedness; provided, that Senior Indebtedness shall not include (x) the Junior Subordinated Debt Securities of any series and (y) any other indebtedness for borrowed money or other obligation of the Corporation (including guarantees by the Corporation of such indebtedness of others) which is expressly subordinated in right of payment to all senior subordinated debt securities that are or may be outstanding under the Senior Subordinated Indenture. (Section 101)

     No payment on account of principal, premium, if any, sinking fund, or interest on the Junior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Junior Subordinated Debt Securities, unless full payment of amounts then due for principal, premium, if any, sinking fund, and interest on Senior Indebtedness has been made or duly provided for in money or money's worth. No payment by the Corporation on account of principal, premium, if any, sinking fund, or interest on the Junior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Junior Subordinated Debt Securities, if, at the time of such payment or application or immediately after giving effect thereto, there exists under any Senior Indebtedness or any agreement pursuant to which such Senior Indebtedness is issued any event of default permitting the holders of such Senior Indebtedness (or a trustee on behalf of such holders) to accelerate the maturity thereof; provided, however, that in the case of such an event of default (other than in payment of such Senior Indebtedness when due) the foregoing provisions of this sentence will not prevent any such payment or application for a period longer than 90 days after the date on which the holders of such Senior Indebtedness (or such trustee) shall have first obtained written notice of such event of default from the Corporation or the holder of any Junior Subordinated Debt Securities, if the maturity of such Senior Indebtedness is not so accelerated within such 90 day period. (Section 1402)

     Subject to the foregoing, if there shall have occurred any Event of Default on the Junior Subordinated Debt Securities as described below under "Events of Default and Notice Thereof," other than with respect to certain events of bankruptcy, insolvency or reorganization, then unless and until either such Event of Default shall have been cured or waived or shall have ceased to exist or the principal of, premium, if any, and interest on all Senior Indebtedness shall have been paid in full in money or money's worth, no payment shall be made by the Corporation on account of the principal of, premium, if any, or interest on the Junior Subordinated Debt Securities or on account of the purchase or other acquisition of Junior Subordinated Debt Securities, except (a) payments at the expressed maturity of the Junior Subordinated Debt Securities (subject to the next paragraph), (b) current interest payments as provided in the Junior Subordinated Debt Securities, (c) payments for the purpose of curing any such Event of Default, and (d) payments pursuant to the required sinking fund for the Junior Subordinated Debt Securities. (Section 1402)

     Upon any payment or distribution of assets of the Corporation to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Corporation or similar proceeding relating to the Corporation or its property, whether voluntary or involuntary and whether or not the Corporation is a party thereto, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due upon all Senior Indebtedness must be paid in full before the holders of the Junior Subordinated Debt Securities are entitled to receive or retain any assets so paid or distributed. Subject to the payment in full of all Senior Indebtedness, the holders of the Junior Subordinated Debt Securities are to be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation or other payments applicable to Senior Indebtedness to the extent of the application to Senior Indebtedness of moneys or other assets which would have been received by the holders of the Junior Subordinated Debt Securities but for the subordination provisions contained in the Junior Subordinated Indenture until the Junior Subordinated Debt Securities are paid in full. (Sections 1403 and 1405)

     The Corporation expects to issue from time to time additional indebtedness constituting Senior Indebtedness (see "Use of Proceeds"). None of the Indentures prohibits or limits the incurrence of additional Senior Indebtedness.

     By reason of the subordination provisions contained in the Junior Subordinated Indenture, in the event of insolvency, creditors of the Corporation who are holders of Senior Indebtedness, as well as certain general creditors of the Corporation, may recover more, ratably, than the holders of the Junior Subordinated Debt Securities.

CERTAIN COVENANTS

     Dividend Restrictions. Each Subordinated Indenture provides that the Corporation may not (a) declare or pay any dividend or make any other distribution (other than dividends or distributions made in capital stock of the Corporation) on or in respect of any capital stock of the Corporation, (b) purchase, redeem or otherwise acquire for value any shares of the capital stock of the Corporation, except shares acquired upon the conversion thereof into other shares of capital stock of the Corporation, or (c) permit any Restricted Subsidiary to purchase, redeem or otherwise acquire for value any shares of capital stock of the Corporation; if immediately thereafter the aggregate amount of all such dividends, distributions, purchases, redemptions, acquisitions or payments (other than dividends or distributions payable in shares of capital stock of the Corporation) during the period from and after December 31, 1985, plus the amount of total investments in Unrestricted Subsidiaries made during such period, would exceed the sum of (1) $185,000,000 plus (or minus in the case of a deficit), (2) the consolidated net income (or net loss) of the Corporation and its Restricted Subsidiaries earned subsequent to December 31, 1985, plus (3) the aggregate net proceeds received by the Corporation in respect of the issue, sale or exchange after December 31, 1985, of (i) any shares of capital stock of the Corporation and any rights or warrants entitling the holders to purchase or subscribe for shares of such capital stock, or (ii) any indebtedness of the Corporation which is converted into shares of its capital stock after December 31, 1985. (Section 1007)

     The foregoing will not prohibit the Corporation from paying any management, administrative, general overhead or similar charge to any controlling stockholder or other Affiliate of the Corporation, or paying to any member of the same consolidated group for tax purposes any amounts in lieu of taxes. (Section 1007)

     Limitations on Mergers. The Indentures provide that the Corporation may not consolidate with, merge into, or sell, convey or transfer its properties and assets substantially as an entirety to, another Person, if, as a result thereof, any property owned by the Corporation or a Restricted Subsidiary immediately prior thereto would become subject to any Security Interest, unless (i)(x) in the case of the Senior Indenture, the Senior Debt Securities (equally and ratably with any other indebtedness of the Corporation then entitled thereto) shall be secured by a prior lien on such property, (y) in the case of the Senior Subordinated Indenture, the Senior Subordinated Debt Securities (equally and ratably with any other indebtedness of the Corporation then entitled thereto) shall be secured equally and ratably with (or prior to) the debt secured by such Security Interest or (z) in the case of the Junior Subordinated Indenture, the Junior Subordinated Debt Securities (equally and ratably with any other indebtedness of the Corporation entitled thereto) shall be secured equally and ratably with (or prior to) the debt secured by such Security Interest or (ii) such Security Interest would otherwise be permitted under the Indentures. (Section 803) (See "Limitations on Secured Debt")

     Limitations on Certain Loans and Advances. Each Subordinated Indenture provides that the Corporation may not, and may not permit any Restricted Subsidiary to, make any loan or advance to any Person owning more than 50% of the outstanding voting stock of the Corporation or to any Affiliate of such Person (other than the Corporation or a Restricted Subsidiary) if the aggregate outstanding amount of Senior Debt of the Corporation and its Restricted Subsidiaries exceeds 400% of Consolidated Net Worth and Subordinated Debt, as defined in the applicable Indenture. (Section 1005) The term Senior Debt for purposes of this limitation shall mean Senior Indebtedness when referring to the Senior Subordinated Indenture or the Junior Subordinated Indenture as such term is used in each such Indenture.

     Limitations on Secured Debt. Each Indenture provides that the Corporation will not at any time create, incur, assume or guarantee, and will not cause, suffer or permit a Restricted Subsidiary to create, incur, assume or guarantee, any Secured Debt without making effective provisions whereby the Debt Securities then outstanding under such Indenture and any other indebtedness of or guaranteed by the Corporation or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the Security Interest securing such Secured Debt equally and ratably with any and all other obligations and indebtedness thereby secured (subject, however, to applicable priorities of payment) so long as such Secured Debt remains outstanding; provided, however, that the foregoing prohibition shall not be applicable to (a) any Security Interest in favor of the Corporation or a Restricted Subsidiary; (b) Security Interests existing on December 1, 1994 in the case of Senior Debt Securities, Security Interests existing on June 1, 1989 in the case of Senior Subordinated Debt Securities and Security Interests existing on July 1, 1993 in the case of Junior Subordinated Debt Securities; (c) Security Interests existing on property at the time it is acquired by the Corporation or a Restricted Subsidiary, provided such Security Interest is limited to all or part of the property so acquired; (d)(i) any Security Interest existing on the property of or on the outstanding shares or indebtedness of a corporation at the time such corporation shall become a Restricted Subsidiary, or (ii) subject to the provisions referred to above under "Limitations on Mergers," any Security Interest on property of a corporation existing at the time such corporation is merged into or consolidated with the Corporation or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Corporation or a Restricted Subsidiary, provided, in each such case, that such Security Interest does not extend to any property owned prior to such transaction by the Corporation or any Restricted Subsidiary which was a Restricted Subsidiary prior to such transaction; (e) mechanics', materialmen's, carriers' or other like liens, arising in the ordinary course of business; (f) certain tax liens or assessments, and certain judgment liens; (g) certain Security Interests in favor of the United States of America or any state or any agency thereof; (h) Security Interests on Business Equipment; (i) in the case of property (other than Rental Equipment) acquired after December 1, 1994 as it pertains to Senior Debt Securities, after June 1, 1989, as it pertains to Senior Subordinated Debt Securities and after July 1, 1993, as it pertains to Junior Subordinated Debt Securities, by the Corporation or any Restricted Subsidiary, any Security Interest which secures an amount not in excess of the purchase price or fair value of such property at the time of acquisition, whichever, in the opinion of the Corporation, shall be less, provided that such Security Interest is limited to the property so acquired; (j) Security Interests on properties financed through tax-exempt municipal obligations, provided that such Security Interest is limited to the property so financed; or (k) any refunding, renewal, extension or replacement (or successive refunding, renewals, extensions, or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (j), provided that the principal amount of indebtedness secured in such refunding, renewal, extension or replacement does not exceed that secured at the time by such Security Interest and that such renewal, refunding, extension or replacement of such Security Interest is limited to all or part of the same property subject to the Security Interest being refunded, renewed, extended or replaced.

     Notwithstanding the foregoing provisions, the Corporation and any one or more Restricted Subsidiaries may issue, assume, or guarantee Secured Debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Corporation and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under subparagraphs (a) through (k) above), and the aggregate value of the Sale and Leaseback Transactions in existence at such time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied in accordance with subsection (b) under "Limitations on Sale and Leaseback Transactions" below), do not at the time of incurrence exceed 10% of Consolidated Net Worth and Subordinated Debt (as defined in the applicable Indenture). (Section 1004)

     Limitations on Sale and Leaseback Transactions. Each Indenture provides that the Corporation may not, and may not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless (a) the Corporation or such Restricted Subsidiary would be entitled, without reference to the provisions of
Section 1004 described in subparagraphs (a) through (k) above, to incur Secured Debt in an amount equal to the amount realized or to be realized upon the sale or transfer involved in such Sale and Leaseback Transaction, secured by a Security Interest on the property to be leased without equally and ratably securing the Debt Securities outstanding under such Indenture as provided under "Limitations on Secured Debt," or (b) the Corporation or a Restricted Subsidiary shall apply, within 120 days after such sale or transfer, an amount equal to the fair value of the property so leased (as determined by the Board of Directors of the Corporation) to the repayment of Senior Debt of the Corporation or of any Restricted Subsidiary (other than Senior Debt owed to the Corporation or any Restricted Subsidiary) then prepayable, on a pro rata basis, according to the respective principal amounts of Senior Debt then held by the various holders thereof. (Senior Indenture Section 1005; Subordinated Indentures Section 1006) The term Senior Debt for purposes of this limitation shall mean Senior Indebtedness when referring to the Senior Subordinated Indenture or the Junior Subordinated Indenture as such term is used in each such Indenture.

CERTAIN DEFINITIONS

     "Business Equipment" shall mean all motor vehicles, tractors and trailers, construction equipment, factory, commercial and office equipment and other revenue-earning personalty owned, financed or otherwise held by or for the Corporation or any of its Restricted Subsidiaries for rental, lease, sale or disposition in the ordinary course of the business of the Corporation and its Restricted Subsidiaries, other than Rental Equipment. "Consolidated Net Worth and Subordinated Debt" shall mean the aggregate of (i) the capital and surplus accounts of the Corporation and its Restricted Subsidiaries, as shown in the most recent consolidated balance sheet of the Corporation and its Restricted Subsidiaries, prepared in accordance with generally accepted accounting principles, plus (ii) the aggregate outstanding principal amount of Subordinated Debt (as defined in the Indentures) of the Corporation and its Restricted Subsidiaries, as reflected on the same consolidated balance sheet. "Principal Property" shall mean any building, structure or other facility (including land or fixtures) owned by the Corporation or any Restricted Subsidiary having a gross book value in excess of 2% of Consolidated Net Worth and Subordinated Debt, other than any such building, structure or other facility which, in the opinion of the Board of Directors of the Corporation, is not of material importance to the total business conducted by the Corporation and its subsidiaries as an entirety. "Rental Equipment" shall mean all automobiles owned, financed or otherwise held by the Corporation or any of its Restricted Subsidiaries which, in the ordinary course of business, are offered for rental within the United States of America for periods of less than 30 days. "Restricted Subsidiary" shall mean certain identified Subsidiaries of the Corporation, and any other Subsidiaries designated after the date of the Indentures as a Restricted Subsidiary by the Board of Directors of the Corporation, subject to redesignation by the Board of Directors and to certain other restrictions. "Sale and Leaseback Transaction" shall mean any sale or transfer by the Corporation or one or more Restricted Subsidiaries (except a sale or transfer to the Corporation or one or more Restricted Subsidiaries) of any Principal Property, made more than 180 days after the later of the acquisition of such Principal Property or the completion of construction or full commencement of operations thereof, if such sale or transfer is made with the intention of, or as part of an arrangement involving, the lease of such Principal Property to the Corporation or a Restricted Subsidiary (with certain exceptions). "Secured Debt" shall mean all indebtedness for borrowed money of the Corporation or a Restricted Subsidiary which is secured by a Security Interest upon any assets of the Corporation or any Restricted Subsidiary, including any capital stock or indebtedness of any Restricted Subsidiary. "Security Interest" shall mean any mortgage, pledge, lien, encumbrance, conditional sales contract, title retention agreement or other similar arrangement which secures payment or performance of an obligation. (Section 101)

MODIFICATION OF THE INDENTURES

     Subject to certain exceptions, each Indenture contains provisions permitting the Corporation and the Trustee, with the consent of the Holders of not less than a majority in principal amount of all securities at the time outstanding, or of the Holders of the then outstanding Debt Securities of each series to be affected thereby, to modify the Indentures or any supplemental Indentures or the rights of the Holders of all Debt Securities, or of the Debt Securities of a particular series, as the case may be; provided that no such modification shall (i) change the fixed maturity of the principal of, or any installment of principal or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest, if any, thereon, or change the place of payment or the currency in which any Debt Security or the interest, if any, thereon is payable, without the consent of the Holder of each Debt Security affected, or (ii) reduce the aforesaid percentage of Debt Securities the consent of the holders of which is required for any such modification, without the consent of the Holder of each Debt Security affected. (Section 902)

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following events are defined in the Senior Indenture as Events of Default with respect to the Senior Debt Securities of a particular series: failure for 30 days to pay interest on any Senior Debt Securities of such series when due; failure to pay principal of any Senior Debt Securities of such series when due at maturity thereof or otherwise, which failure shall continue unremedied for 5 Business Days;

failure to deposit any sinking fund payment when and as due, which failure shall continue unremedied for 5 Business Days; the acceleration of any other indebtedness in excess of $25 million of the Corporation, including another series of Senior Debt Securities, under its terms, if such acceleration is not rescinded or annulled within 10 days after written notice thereof to the Corporation; failure to perform any other covenant in the Senior Debt Securities of such series within 90 days after written notice thereof to the Corporation specifying the failure and requiring its remedy; certain events of bankruptcy, insolvency or reorganization and any other Event of Default provided with respect to the Senior Debt Securities of such series. (Section 501) The Corporation is required to file annually with the Senior Trustee an officer's certificate as to the absence of certain defaults under the terms of the Senior Indenture. (Section 1006)

     The following events are defined in each Subordinated Indenture as Events of Default with respect to the Subordinated Debt Securities of a particular series: failure for 30 days to pay interest on any Subordinated Debt Securities of such series when due; failure to pay principal of any Subordinated Debt Securities of such series when due at maturity; the acceleration of any other indebtedness in excess of $10 million of the Corporation, including another series of Subordinated Debt Securities, under its terms, if such acceleration is not rescinded or annulled with 10 days after written notice thereof to the Corporation; failure to perform any other covenant in the Subordinated Debt Securities of such series or in the applicable Subordinated Indenture within 60 days after written notice thereof to the Corporation specifying the failure and requiring its remedy; certain events of bankruptcy, insolvency or reorganization and any other Event of Default provided with respect to the Subordinated Debt Securities of such series. (Section 501) The Corporation is required to file with each Trustee annually an officer's certificate as to the absence of certain defaults under the terms of the applicable Subordinated Indenture. (Section
1008)

     Upon any Event of Default with respect to Debt Securities of a particular series, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series (or, in the case of any series of discounted Debt Securities, such lesser principal amount as may be provided for in such series of discounted Debt Securities) to be due and payable. (Section 502)

     Each Indenture provides that the Holders of not less than a majority in principal amount of the Debt Securities of any series may on behalf of the Holders of all of the Debt Securities of such series waive any past default under such Indenture with respect to such series and its consequences, except a default (i) in the payment of the principal of or interest, if any, on any of the Debt Securities of such series or (ii) in respect of a covenant or provision of such Indenture which, under the terms of such Indenture, cannot be modified or amended without the consent of the Holders of all of the Debt Securities of such series affected thereby. The terms of the Senior Indenture do not permit any such waiver with respect to Debt Securities of any such series subsequent to the acceleration of principal thereof. (Section 513)

     Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except a default in the payment of principal or interest) if it determines that the withholding of such notice is in the interest of the Holders of the Debt Securities. (Section 602)

     Subject to provisions of each Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request of any of the Holders of the Debt Securities issued thereunder, unless they shall have offered to the Trustee reasonable indemnity. (Sections 601(a) and 603(e)) Subject to such provisions for the indemnification of the Trustee and to certain other limitations, the Holders of a majority in principal amount of the Debt Securities of a particular series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 512)

DEFEASANCE OF DEBT SECURITIES

     Unless the Prospectus Supplement relating to the applicable Senior Debt Securities provides otherwise, the Corporation at its option (a) will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Senior Debt Securities of such series, and to have satisfied all its other obligations under such Senior Debt Securities (except for obligations relating to the rights of Holders to receive payments from the trust fund, certain obligations to register the transfer and exchange of Senior Debt Securities, replace stolen, lost or mutilated Senior Debt Securities, maintain paying agencies, hold moneys for payment in trust and the Corporation's obligations with respect to Global Securities and defeasance and covenant defeasance generally) or (b) shall be released from its obligations described above under "Certain Covenants -- Limitations on Mergers,"
"-- Limitations on Secured Debt" and "-- Limitations on Sale and Leaseback Transactions" with respect to the outstanding Senior Debt Securities of such series, if the Corporation irrevocably deposits or causes to be deposited with the Senior Trustee money or U.S. Government Obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Senior Trustee, to pay and discharge (i) the principal of (and premium, if any) and interest, if any, on the outstanding Senior Debt Securities of such series and
(ii) any mandatory sinking fund payments applicable to the outstanding Senior Debt Securities of such series. Among the conditions to exercising any such option, the Corporation is required to deliver to the Senior Trustee an opinion of counsel (which opinion shall state, in the case of a defeasance described in clause (a) above, that (x) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the first issuance by the Corporation of Senior Debt Securities pursuant to the Senior Indenture, there has been a change in the applicable Federal income tax law) to the effect that the Holders of the outstanding Senior Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred. (Sections 1401, 1402, 1403 and 1404)

     If the Corporation, at its option, deposits or causes to be deposited with the applicable Subordinated Trustee as trust funds, for the purpose hereinafter stated, an amount, in money or the equivalent in securities of the government which issued the currency in which the Subordinated Debt Securities of any then outstanding series are denominated or securities issued by government agencies backed by the full faith and credit of such government, sufficient to pay and discharge the entire indebtedness on the Subordinated Debt Securities of such series for principal and interest, if any, to the date or dates of maturity of the Subordinated Debt Securities of such series, and if the Corporation has paid or caused to be paid all other sums payable by it under the Subordinated Indenture with respect to such series, then the Subordinated Indenture will cease to be of further effect with respect to such series (except as to the Corporation's obligations to compensate, reimburse and indemnify the Subordinated Trustee pursuant to the Subordinated Indenture with respect to such series), and the Corporation will be deemed to have satisfied and discharged the Indenture with respect to such series; provided, however, that no series of Subordinated Debt Securities may be so defeased unless all of the securities of such series will become due and payable at their Stated Maturity within one year of such defeasance. (Section 401) In the event of any such defeasance, holders of such Subordinated Debt Securities would be able to look only to such trust funds for payment of principal and premium, if any, and interest, if any on their Subordinated Debt Securities.

     With respect to the Subordinated Indentures, if securities have been deposited with the applicable Subordinated Trustee as trust funds, the Corporation, in order to exercise its option, is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance (a) will not cause the holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes and (b) will not result in the delisting of the Subordinated Debt Securities of such series from any nationally-recognized exchange on which they are listed, if any.

     Unless the Prospectus Supplement relating to the applicable Subordinated Debt Securities provides otherwise, the Corporation at its option (a) will be discharged from any and all obligations in respect of such Subordinated Debt Securities (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities, replace stolen, lost or mutilated Subordinated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the applicable Subordinated Indenture (including all or some of those described above under "Certain Subordinated Covenants"), if there is deposited with the applicable Subordinated Trustee money or, in the case of Subordinated Debt Securities denominated in U.S. dollars, U.S. Government Obligations or, in the case of Subordinated Debt Securities denominated in a foreign currency, Foreign Government Securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money (or a combination of money and U.S. Government Obligations or Foreign Government Securities, as the case may
be) in an amount sufficient to pay in the currency, currencies or currency unit or units in which such Subordinated Debt Securities are payable all the principal of, and interest on, such Subordinated Debt Securities on the dates such payments are due in accordance with the terms of such Subordinated Debt Securities. Among the conditions to the Corporation exercising any such option, the Corporation is required to deliver to the applicable Subordinated Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such Subordinated Debt Securities to recognize income, gain or loss for United States Federal income tax purposes, and that the holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred. (Section 403)

THE TRUSTEES

     First Union National Bank (formerly First Fidelity Bank, National Association) is the Senior Trustee under the Senior Indenture. Chemical Bank (successor by merger to Manufacturers Hanover Trust Company) is trustee under an Indenture dated as of April 1, 1986, as amended by a First Supplemental Indenture dated as of April 2, 1990, pursuant to which approximately $1,150.3 million aggregate principal amount of the Corporation's senior debt securities remained outstanding at September 30, 1996. The Bank of New York is the Senior Subordinated Trustee under the Senior Subordinated Indenture. Citibank, N.A. is the Junior Subordinated Trustee under the Junior Subordinated Indenture. Each Trustee may act as depository for funds of, provide lines of credit to and perform other services for, the Corporation and its subsidiaries in the normal course of business.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Debt Securities in any of four ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents or (iv) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Debt Securities of a particular series sets forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents, the purchase price of such Debt Securities and the proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

     If underwriters are used in the sale of Debt Securities of a particular series, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities of a particular series may be offered to the public through underwriting syndicates represented by managing underwriters.

     If so indicated in any Prospectus Supplement, the Corporation will authorize the underwriters and agents to solicit offers by certain institutions to purchase the Debt Securities described in such Prospectus Supplement from the Corporation at the public offering price set forth therein pursuant to Delayed Delivery Contracts ("Contracts"), which will provide for payment and delivery on the date stated in such Prospectus Supplement. Each of the Contracts will be for an amount not less than, and unless the Corporation otherwise agrees the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not more than, the respective amounts stated in such Prospectus Supplement.

     The underwriters, dealers and agents may be entitled, under agreements which may be entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution to payments that the underwriters, dealers and agents may be required to make in respect thereof.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Securities will be passed upon for the Corporation by Paul M. Tschirhart, Esq., 225 Brae Boulevard, Park Ridge, New Jersey, Senior Vice President and General Counsel of the Corporation, and for any underwriters or agents by Brown & Wood LLP, One World Trade Center, New York, New York.

                                    EXPERTS

     The consolidated financial statements and supporting schedules of the Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been audited by Coopers & Lybrand L.L.P., independent public accountants, at December 31, 1995 and 1994, and for each of the two years ended December 31, 1995, and by Arthur Andersen LLP, independent public accountants, for the year ended December 31, 1993, as indicated in their reports incorporated by reference herein. The consolidated financial statements and supporting schedules referred to above have been incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing.

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   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
Description of Notes....................     S-2
Underwriting............................     S-3
                   PROSPECTUS
Available Information...................       2
Incorporation of Certain Documents by
  Reference.............................       2
The Corporation.........................       3
Use of Proceeds.........................       3
Selected Financial Data of the
  Corporation...........................       4
Certain Relationships...................       6
Description of Debt Securities..........       6
Plan of Distribution....................      18
Legal Opinions..........................      19
Experts.................................      19

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                                  $150,000,000

                             THE HERTZ CORPORATION

                             6.30% SENIOR NOTES DUE
                               NOVEMBER 15, 2006
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                                      LOGO
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                              GOLDMAN, SACHS & CO.

                             PRUDENTIAL SECURITIES
                                  INCORPORATED

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